Exhibit 99.4

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

XORTX Therapeutics Inc. has elected to utilize notice-and-access and provide you with the following information:

Meeting Date and Time: Monday, December 20, 2021 at 11:00 a.m. MT

Meeting Location: 421 – 7th Avenue SW, Suite 4000, Calgary, Alberta

Meeting materials are available electronically at www.sedar.com and also on https://docs.tsxtrust.com/2275

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-600- 5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by December 9, 2021.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. Number of Directors
2. Election of Directors
3. Appointment of Auditor
4. Re-approval of Stock Option

You should review the Information Circular before voting.

www.tsxtrust.com

VANCOUVER    CALGARY    TORONTO    MONTRÉAL

(Detach and Retain top for your records)

Request for Financial Statements	XORTX Therapeutics Inc. (“Company”) 2021

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TSX Trust Company

301 - 100 Adelaide Street West

Toronto ON M5H 4H1

Or by fax to: 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:     ☐     Annual Financial Statements with MD&A                                  ☐     Interim Financial Statements with MD&A

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following:

https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en

FIRST NAME	LAST NAME
ADDRESS	CITY
PROVINCE/STATE	POSTAL/ZIP CODE	COUNTRY
E-MAIL	Signature of Security holder	DATE (MM/DD/YYYY)